Mail Stop 6010

								December 30, 2005

Via U.S. Mail and Facsimile

Mr. Lawrence C. Best
Executive Vice President - Finance & Administration and Chief
Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Re:	Boston Scientific Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
      Response Letter dated December 7, 2005
	File No. 001-11083

Dear Mr. Best:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K dated October 14, 2005

Exhibit 99.1

Third Quarter Financial Results

1. Please refer to prior comment 2. Your proposed revised
disclosures
related to the non-GAAP measures do not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of
Regulation
S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP
Financial
Measures dated June 13, 2003.  Please revise to specifically include
a discussion, in sufficient detail, of the following for each non-
GAAP measure:
?	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
?	The specific manner in which management uses each non-GAAP
measure to conduct or evaluate its business;
?	The economic substance behind management`s decision to use
each
measure; and
?	The material limitations associated with the use of each non-
GAAP measure as compared to the use of the most directly comparable
GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Your current disclosures are generic and vague and do not provide the reader sufficient information to understand each non-GAAP measure. Please revise to provide all the disclosures requested above or otherwise remove the non-GAAP statements of operations format from future filings.

2. We note your disclosure that management uses these measures "to evaluate the performance period over period and to analyze the underlying trends on the Company`s business." We also note the disclosures that these non-GAAP measures are the primary indicators management uses for establishing operational goals and forecasts that are used in allocating resources. Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches. We may have further comments.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Lawrence C. Best
Boston Scientific Corporation
December 30, 2005
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